Blockchain Consortium, Inc.

FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Table of Contents

D. BROOKS
& ASSOCIATES CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Blockchain Consortium, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Blockchain Consortium, Inc. (the Company) as of December 31, 2019 and 2018, and the related statements of operations, stockholders' deficit, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes to the financial statements (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred operating losses since its inception, has not generated cash flows from operations and has an accumulated deficit as of December 31, 2019. These and other factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan regarding these matters is also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

D. Brooks and Associates CPAs, P.A.

D. Brooks and Associates CPAs, P.A.

We have served as the Company's auditor since 2020
Palm Beach Gardens, Florida
September 11, 2020

4440 PGA Blvd, Suite 104 ■ Palm Beach Gardens, Florida 33410 ■ Main Office: 561.429.6225 ■ Fax: 561.282.3444

dbrookscpa.com

Blockchain Consortium, Inc.
Balance Sheets

	December 31, 2019	December 31, 2018
ASSETS		
Current assets		
Cash	$ -	$ -
Total current assets	$ -	$ -
LIABILITIES AND STOCKHOLDER'S DEFICIT		
Current liabilities		
Due to related party	$ 470	$ 320
Total current liabilities	470	320
Stockholder's deficit		
Common stock, no par value, 500,000 shares authorized, 1,000 shares issued and outstanding	-	-
Additional paid-in capital	1,000	1,000
Accumulated deficit	(1,470)	(1,320)
Total stockholder's deficit	(470)	(320)
Total liabilities and stockholder's deficit	$ -	$ -

See accompanying notes to the financial statements.

Blockchain Consortium, Inc.
Statements of Operations

	Year Ended	
	December 31, 2019	December 31, 2018
Revenue	$ -	$ -
Operating expenses		
General and administrative	150	150
Total operating expenses	(150)	(150)
Net loss	$ (150)	$ (150)
Weighted average common shares outstanding - basic and diluted	1,000	1,000
Basic and diluted loss per common share	$ (0.15)	$ (0.15)

See accompanying notes to the financial statements.

Blockchain Consortium, Inc.
Statements of Stockholder’s Deficit

For the Years Ended December 31, 2019 and 2018

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Deficit
	Shares	Amount			
Balance, January 1, 2018	1,000	$ -	$ 1,000	$ (1,170)	**$ (170)**
Net loss	-	-	-	(150)	**(150)**
Balance, December 31, 2018	1,000	-	1,000	(1,320)	**(320)**
Net loss	-	-	-	(150)	**(150)**
Balance, December 31, 2019	1,000	$ -	$ 1,000	$ (1,470)	**$ (470)**

See accompanying notes to the financial statements.

Blockchain Consortium, Inc.
Statements of Cash Flows

	Year Ended	
	December 31, 2019	December 31, 2018
Cash flows from operating activities		
Net loss	$ (150)	$ (150)
Net cash flows used in operating activities	(150)	(150)
Cash Flows from Financing Activities		
Advances received from related parties	150	150
Net cash flows provided by financing activities	150	150
Net change in cash	-	-
Cash, beginning of year	-	-
Cash, end of year	$ -	$ -
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying notes to the financial statements.

Blockchain Consortium, Inc.
Notes to the Financial Statements

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Blockchain Consortium, Inc. (the "Company") was incorporated in the State of Florida, effective November 14, 2017.

The Company is currently in a pre-revenue stage and was organized to develop, integrate, support, implement, maintain and explore blockchain applications. The Company seeks to have a positive effect of an artistic, charitable, economic, educational, cultural, literary, religious, social, ecological, or scientific nature by the use of blockchain technology and applications, including the advancement of knowledge of and about blockchain technology and applications.

Impact of COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of the novel coronavirus (COVID-19) as a global pandemic and recommended containment and mitigation measures worldwide. While any potential disruption in the Company's operations is currently expected to be temporary, there is uncertainty around the duration and the total economic impact. Therefore, while the Company expects this matter to negatively impact its business, such events are generally outside of the Company's control and could have a material adverse impact on the Company's business, results of operations, and financial position and ability to raise capital in future periods.

NOTE 2 – LIQUIDITY AND GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles in the United States of America ("GAAP") applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred net losses and negative cash flows from operations since its inception, and is considered in a pre-revenue stage of operations. Since inception, all operations and capital needs have been funded by proceeds from stock sales or a related party. As reflected in the financial statements, the Company has no cash on hand and an accumulated deficit of $1,470 as of December 31, 2019. For the year ended December 31, 2019, the Company has incurred a net loss of $150. These circumstances raise substantial doubt about the Company's ability to continue as a going concern for a period of 12 months from the date of this report. The ability of the Company to continue as a going concern is dependent on the Company's ability to implement its business plan, raise capital, and generate sufficient revenues. There is no guarantee that the Company will be able to raise sufficient capital or generate a level of revenues to sustain its operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The Company's fiscal year-end is December 31st.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Development Stage Company

The Company is a development stage company as defined in ASC 915, *Development Stage Entities*. The Company is devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities. The Company has elected to adopt application of Accounting Standards Update No. 2014-10, *Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements*. Upon adoption, the Company is no longer required to present or disclose inception-to-date information and other disclosure requirements of Topic 915.

Income Taxes

The Company has not recorded federal income tax expense due to the generation of a net operating loss. Deferred income taxes are accounted for using the balance sheet approach, which requires recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the financial reporting basis and the tax basis of assets and liabilities. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized. No deferred tax assets or liabilities were recognized for the years ended December 31, 2019 and 2018.

The Company identifies and evaluates uncertain tax positions, if any, and recognizes the impact of uncertain tax positions for which there is a less than more-likely-than-not probability of the position being upheld when reviewed by the relevant taxing authority. Such positions are deemed to be unrecognized tax benefits and a corresponding liability is established on the balance sheet. The Company has not recognized a liability for uncertain tax positions. If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company's tax years subject to examination by the Internal Revenue Service are 2017, 2018 and 2019.

Fair Value of Financial Instruments

The estimated fair value of certain financial instruments, including amounts due to related party are carried at historical cost basis, which approximates its fair value because of the short-term nature of these instruments.

Basic and Diluted Net Loss Per Share

The Company computes basic net loss per share in accordance with FASB ASC 260 *Earnings Per Share*. Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all potentially dilutive shares of common stock outstanding during the period. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive. There were no potentially dilutive shares of common stock outstanding as of December 31, 2019 and 2018.

Recently Issued Accounting Pronouncements

Income Taxes: In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2019-12, *"Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes"* ("ASU 2019-12"), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company does not expect the adoption of ASU 2019-12 to have a significant impact on its financial statements and related disclosures.

NOTE 4 – RELATED PARTY TRANSACTIONS

As of December 31, 2019, the Company has not issued debt or equity instruments in exchange for cash or capital, except for the initial $1,000 common stock issuance prior to 2018. All expenses incurred related to the Company's operations have been paid with either stock issuance proceeds or by an entity considered to be a related party as the Company's sole stockholder is also a stockholder and director of the entity. Amounts due to related party represent amounts due to this entity and totaled $470 and $320 at December 31, 2019 and 2018, respectively. All amounts due to related party are expected to be repaid by the Company.

NOTE 5 – INCOME TAXES

For the period from inception through December 31, 2019, the Company has incurred book losses of $1,470 related to operating expenses that, in part, remain due and have been included in due to related party as of December 31, 2019 and would therefore not be deductible for tax purposes. As of December 31, 2019 and 2018, the Company's deferred tax asset of approximately $300 and $277, respectively, would consist of the temporary differences arising from due to related party and net operating losses. In assessing the ability to realize the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. A significant piece of objective negative evidence considered in management's evaluation of the realizability of its deferred tax asset was the limited financial history and the Company's ability to generate income from operations. On the basis of this evaluation, management recorded a valuation allowance against the deferred tax assets arising from the due to related party and net operating losses as the ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the period in which these temporary differences become deductible. Therefore, for the years ended December 31, 2019 and 2018, the Company's income tax provision is zero.

NOTE 6 – CAPITAL STOCK

Authorized and Outstanding Shares

As of December 31, 2019 and 2018, the Company has 500,000 authorized shares of Common Stock with no par value.

1,000 shares of the Company's Common Stock were outstanding at December 31, 2019 and 2018.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 11, 2020, which is the date the financial statements were available to be issued.

Sale of Common Stock

On June 19, 2020, the Company entered into two separate subscription agreements, each for the sale of 1,000 shares of common stock for an aggregate of $2,000. As a result of these transactions, as of June 19, 2020, the Company has 3,000 shares of common stock issued and outstanding.

Sale of Blockchain Consortium, Inc.

Effective July 15, 2020, the stockholders of the Company entered into a stock purchase agreement with the stockholder of AppleSeed Capital, Inc., a Florida Corporation, for the sale of 100% of the outstanding capital stock of the Company, in exchange

for a $150,000 promissory note. The stockholders of the Company at the time of the stock purchase agreement were also directors and indirect stockholders of AppleSeed Capital, Inc.

The promissory note bears interest at 7.00% per annum until maturity. Principal and interest are due and payable in ten consecutive semi-annual installments of $15,523 each, commencing on January 15, 2021 and continuing each January 15 and July 15 until maturity date of July 15, 2026, when all unpaid principal and interest is due and payable in full.